September 26, 2018

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

Office of Information Technologies and Services

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Attention:	Melissa Walsh

Stephen Krikorian

Re:	Fang Holdings Limited

Form 20-F for the Fiscal Year Ended December 31, 2017

Filed May 15, 2018

File No. 001-34862

Ladies and Gentlemen:

On behalf of Fang Holdings Limited (the “Company”), we submit this letter in response to a comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 18, 2018 relating to the above referenced filing in connection with the Form 20-F for the year ended December 31, 2017 filed on May 15, 2018.

The Company submits the following responses to the Staff’s comments (the numbered paragraph below correspond to the numbered paragraph of the Staff’s comment letter, which has been retyped herein in bold for your ease of reference).

Form 20-F for the Fiscal Year Ended December 31, 2017

Operating and Financial Review and Prospects

Operating Results

Key Operating and Financial Performance Metrics, page 62

1.	Please tell us what consideration you gave to providing for the income tax effects related to the adjustments to arrive at non-GAAP net income/(loss). Refer to Question 102.11 of the C&DI for Non-GAAP Financial Measures. As part of your response, also consider your computation of non-GAAP net income/(loss) and non-GAAP net income/(loss) attributable to Fang Holdings Limited shareholders in your earnings release on Form 6-K filed on August 28, 2018.

Staff of the Securities and Exchange Commission

Re: Fang Holdings Limited

September 26, 2018

RESPONSE: The Company respectfully advises the Staff that it had intended to present “non-GAAP net income/(loss)” in 2015 by excluding from the GAAP net income/(loss) the impact from significant and non-recurring income tax not paid in cash during such period, and had, therefore, excluded a non-recurring tax impact as a result of the reversal of certain deferred tax liabilities in relation to the reversal of withholding tax to arrive at its 2015 “non-GAAP net income/(loss).” The Company notes that no similar tax impact was recorded in the subsequent periods. In light of the Staff’s comments, the Company undertakes to strictly follow the principles laid out in Question 102.11 of the C&DI for the computation of “non-GAAP net income/(loss)” in the future filings.

* * * * *

Staff of the Securities and Exchange Commission

Re: Fang Holdings Limited

September 26, 2018

In responding to the Staff’s comments, the Company has authorized the undersigned to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

If you have any questions regarding the 20-F, please do not hesitate to contact Ms. Dan Ouyang of this firm at 86-10-6529-8308.

Sincerely yours,

Wilson Sonsini Goodrich & Rosati
Professional Corporation

/s/ Dan Ouyang

cc:	Fang Holdings Limited

Vincent Tianquan Mo, Executive Chairman

Hua Lei, Chief Financial Officer

Wilson Sonsini Goodrich & Rosati, P.C.

Barry E. Taylor, Esq.